


15006226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/15/15

March 3, 2015

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
meredith.cross@wilmerhale.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-3-15

Re: Northrop Grumman Corporation
Incoming letter dated January 15, 2015

Dear Ms. Cross:

This is in response to your letter dated January 15, 2015 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

March 3, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 15, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Northrop Grumman may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Northrop Grumman may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

January 15, 2015

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Northrop Grumman Corporation (the "Company"), which received a shareholder proposal and statement in support thereof relating to an independent Chairperson of the Board (collectively, the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to (a) Rule 14a-8(i)(3), on the basis that (i) the Proposal is impermissibly vague and indefinite so as to be materially false and misleading and (ii) the supporting statement contains numerous references to inaccurate factual assertions, including ones purportedly made by GMI Ratings, which are not available to the public, and (b) Rule 14a-8(i)(6), on the basis that the Company lacks the power or authority to implement the Proposal.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the

Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 28, 2014, the Company received the Proposal from the Proponent. The Proposal states:

> *RESOLVED: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contracts rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.*
>
> *When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.*
>
> *This topic is particularly important for Northrop Grumman because of the excessive pay of $41 million for our Chairman/Ceo Wesley Bush. Plus we had a former CEO as our Lead Director – Donald Flesinger, previously the CEO and Chairman of Sempra Energy. A former CEO in the role of a Lead Director may get some of the same criticisms as having a CEO on the executive pay committee. It is interesting that just before Mr. Flesinger left Sempra Energy as its Chairman and CEO that this topic received 55% support from Sempra shareholders.*
>
> *Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:*
>
> *Karl Krapek, a member of our executive pay and nomination committees, received by far the highest negative vote for a Northrop director in 2014. Mr. Krapek was negatively flagged by GMI Ratings, an independent investment research firm, for his involvement with the Visteon Corporation bankruptcy.*
>
> *William Hernandez and Richard Myers were potentially overextended with director duties at 4 public companies. Mr. Hernandez was also a member of our*

audit committee which is the most demanding committee assignment. Mr. Myers, even at age 72, had director duties at 4 public companies.

GMI had additional issues with our executive pay besides the $41 million for Mr. Bush. Unvested equity pay partially or fully accelerate upon CEO termination. Accelerated equity vesting allowed executives to realize lucrative pay without necessarily having earned it through strong performance. Northrop had not disclosed specific, quantifiable performance objectives for our CEO. Our CEO's annual incentives did not rise or fall in line with annual financial performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Basis for Exclusion

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Materially False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal May Be Excluded from the Proxy Materials Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As to Be Materially False and Misleading

The Commission has determined that a proposal may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 14, 2004). The Staff also has noted that a proposal may be materially misleading as vague and indefinite when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently concurred in exclusion of proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because "neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires," the Staff concurred that such proposals were impermissibly vague and indefinite and therefore were excludable under Rule 14a-8(i)(3). Most recently, in *Pfizer Inc.* (December 22, 2014), the Staff concurred in exclusion of a proposal identical to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." The Staff agreed that, in applying the particular proposal to Pfizer, the proposal was vague and indefinite because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As Pfizer noted, it was unclear whether the term "nontrivial . . . financial connection" would include ownership of Pfizer shares, in which case, the proposal would prevent all of Pfizer's non-employee directors from serving as chairman based on the fact that Pfizer's stock ownership guidelines require each non-employee director to own five times his or her cash board retainer. Similarly, in *Abbott Laboratories* (January 13, 2014), the Staff concurred in exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff concurred that, as applied to Abbott, the proposal was vague and indefinite because the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As Abbott noted, it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case, the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares under the company's stock ownership guidelines. *See also General Electric Company* (February 10, 2011), *International Paper Company* (February 3, 2011), *Alaska Air Group, Inc.* (January 20, 2011), *The Boeing Company* (January 28, 2011, *recon. granted* March 2, 2011), *The Allstate Corporation* (Jan. 18, 2011) and *Motorola, Inc.* (January 12, 2011) (in each of which the Staff concurred that a proposal could be excluded pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."); *Berkshire Hathaway Inc.* (December 23, 2011) (concurring in the omission of a proposal requiring the company's CEO and other top officials to sign off by means of an electronic key that they had observed and approved or disapproved of figures and policies that showed a high risk for the company as inherently vague and indefinite because the terms "electronic key" and "figures and policies" were undefined such that the actions required to implement the proposal were unclear); and *Citigroup Inc.* (February 22, 2010) (concurring in the omission of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite because the term "US Economic Security" was undefined).

Based on this clear line of precedent, the Proposal is excludable on the basis that it is impermissibly vague and indefinite so as to be materially false and misleading. In particular, the

Proposal suffers from exactly the same defect as the proposal in *Pfizer*, and a similar defect to that in *Abbott*, in that it seeks to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." In the Company's case, as in Pfizer's, the Company's non-employee directors are subject to the Company's stock ownership requirements. As set out on page 11 of the Company's Corporate Governance Principles (attached as Exhibit B to this letter), each non-employee director must, subject to certain transition periods, own five times his or her annual cash retainer (currently $120,000 x 5 = $600,000) of the Company's stock. The intention and result of this requirement is to assure a nontrivial financial connection between the directors and the Company. In fact, all of the directors of the Company, other than those most recently elected to the Board in 2012 and 2013, hold common stock and deferred stock units of the Company well in excess of the minimum amounts required by the stock ownership guidelines. Accordingly, it cannot be determined whether under the Proposal, if adopted, the Company's non-employee directors would be disqualified from serving as independent Chairman because such directors have "nontrivial . . . financial connections" to the Company as a result of their compliance with the Company's stock ownership requirements. In this regard, the Proposal provides no guidance as to whether it intends to restrict or not restrict stock ownership of directors.

In addition, the Proposal fails to adequately disclose that, if adopted, the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as Chairman or, alternatively, could require any Chairman to dispose of the Company's shares and lack any meaningful financial connection to the Company. As a result, any action taken by the Company to implement the Proposal, *e.g.*, prohibiting directors from owning nontrivial amounts of the Company's stock, could be significantly different from the actions envisioned by shareholders. As noted, in *Fuqua Industries*, the Staff took the position that companies may exclude proposals under such circumstances. *See also Berkshire Hathaway Inc.* (March 2, 2007) (in which the Staff permitted the exclusion of a proposal restricting the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations). Based on this precedent, and for the reasons described above, the Company believes that the Proposal, as applied to the Company, is impermissibly vague and indefinite and therefore may be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(3).

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Numerous References to Factual Assertions Included in GMI Ratings Reports, Which Are Not Available to the Public

In the supporting statement, the Proponent includes specific statements about the Company and/or its officers and directors, which he either directly attributes or implies should be attributed to GMI Ratings, described as an "independent research firm." For example, the Proponent makes the following inaccurate assertions about executive compensation, "GMI had additional issues with our executive pay besides the $41 million for Mr. Bush. Unvested equity pay partially or fully accelerate upon CEO termination. Accelerated equity vesting allowed executives to realize lucrative pay without necessarily having earned it through strong performance. Northrop had not disclosed specific, quantifiable performance objectives for our CEO. Our CEO's annual incentives did not rise or fall in line with annual financial performance." Although it is not entirely clear, the Proponent appears to be attributing such statements to GMI Ratings. Such statements are grossly inaccurate. For example, the Company's proxy statement for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Statement") discloses that Mr. Bush had total compensation of $18,656,412 in 2013. In addition, the statement that "unvested equity pay partially or fully accelerate upon CEO termination" is also false. As disclosed in the 2014 Proxy Statement, the possible acceleration of equity awards may only occur in certain change of control events that result in the termination of the CEO (other than for cause) within a specified period. The assertion that "Northrop had not disclosed specific, quantifiable performance objectives for the CEO" is also false. The 2014 Proxy Statement clearly describes the four financial metrics and the six non-financial metrics used to determine awards under the Company's annual bonus plan. Similarly, the Proposal also states that Mr. Krapek was "negatively flagged by GMI Ratings, an independent investment research firm, for his involvement with the Visteon Corporation bankruptcy." It is not clear what the GMI Ratings report said, but we note Mr. Krapek served on the Visteon Corporation Board of Directors from 2003 to 2012, including during the period of its bankruptcy and he was a member of the Board of Directors that brought Visteon Corporation out of bankruptcy in 2010. If the Proposal is not excluded, the Company intends to rebut the erroneous statements in the Company's statement of opposition to the Proposal in the Proxy Materials. The Company believes, however, that the Proposal may be excluded under Rule 14a-8(i)(3) because the GMI Ratings reports are not available to the public.

The Proponent has not provided the Company with a copy of the GMI Ratings Report referenced in the Proposal, and GMI Ratings reports are not publicly available except by subscription. As a consequence, neither the Company nor its shareholders are able, without significant effort and expense, to judge whether the factual assertions are fair or are misleading. In the typical case where a proponent includes assertions that a registrant believes are inaccurate, the registrant can dispute those factual assertions in its statement in opposition. When the information in dispute is publicly available, shareholders are free to assess the competing versions of the "facts" and draw their own conclusions. We believe that the Proponent's inclusion of information that he attributes to GMI Ratings renders the supporting statement materially false and misleading because shareholders are not able to make that assessment. This concern is exacerbated by the quandary that a registrant faces if the proponent includes information that is, in fact, included in the third-party source, but is nonetheless false and misleading, when the report is not available to the public. The registrant would not be able to argue that the proponent's depiction of the statements is false, and shareholders could not read the underlying report to put those isolated statements in context to make an informed decision.

We note that our concerns with regard to a supporting statement that references third-party sources not available to the public is supported by the Staff's comments in reviews of proxy statements in other settings. In this context, the Staff has taken the position that statements included in a disclosure document that are attributed to a third party or external source may render the disclosure false and misleading in violation of Rule 14a-9 if the statements are mischaracterized or taken out of context. The Staff regularly requests copies of the external source materials in order to determine whether the statements violate Rule 14a-9. Exclusion also would be consistent with the Staff's approach to references to third-party websites, as outlined in Staff Legal Bulletin 14G (October 16, 2012), in which the Staff stated that, where "a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded."

We recognize that the Staff has been presented with this argument in other requests for no-action relief on the basis of Rule 14a-8(i)(3), and has not concurred with the companies requesting the no-action relief, including in a request from the Company last year. *See Northrop Grumman Corporation* (March 11, 2014). *See also United Parcel Services, Inc.* (February 6, 2014) and *NextEra Energy, Inc.* (February 25, 2014). We respectfully disagree with the Staff's conclusions on this issue to date, and reiterate our view that it is patently unfair to registrants and shareholders, and not in the public interest, to ask shareholders to vote based on information that is potentially false and misleading, and cannot be accessed without significant effort and expense. We respectfully request that the Staff reconsider its conclusions on this issue and concur in our view that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. *See, e.g., Time Warner Inc.* (Jan. 26, 2010, *recon. denied* Mar. 23, 2010), *Exxon Mobil Corp.* (Jan. 21, 2010, *recon. denied* Mar. 23, 2010); *First Mariner Bancorp* (Jan. 8, 2010, *recon. denied* Mar. 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that a Chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times. The Proposal requires that an independent director not have any "nontrivial . . . financial connection" to the Company or its CEO other than his or her directorship. Under this standard, however, any non-employee director of the Company who is in compliance with the Company's stock ownership guidelines would not be considered independent because he or she will own shares of the Company's common stock and/or deferred stock units with a value of at least five times his or her annual cash retainer (currently $120,000 x 5 = $600,000). Such stock ownership constitutes a "nontrivial . . . financial connection" to the Company. Moreover, because the Company's stock ownership guidelines establish a minimum level of ownership based on dollar value, it is possible that an increase in the price of the Company's common stock may result in all directors owning shares of the Company's common stock and/or deferred stock units well in excess of the minimum stock ownership requirements, making the "financial connection" to the Company that much more "nontrivial" and thereby failing to satisfy the independence standard requested under the Proposal. The Proposal presents the same defect cited in the foregoing no-action letters as it is not within the power of the Company or its board to ensure that the Chairman remain independent at all times.

The Proposal also fails to provide a clear and adequate opportunity to cure a violation of the requested independence standard. We are aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g., The Walt Disney Co.* (Nov. 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the independence standard and cure mechanism in the Proposal. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. In contrast, while the Proposal does allow for departure from the policy "under extraordinary circumstances such as the unexpected resignation of the chair," it does not provide a cure mechanism in the event that, under ordinary circumstances such as fluctuations in the price of the Company's common stock, no director is eligible to serve as Chairman. It is entirely unclear whether the potential noncompliance related to stock ownership described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Further, the independence standard set forth in the Proposal – in particular, reliance on "nontrivial...financial connections" when determining who may serve as Chairman – means that eligibility to serve as Chairman could depend on circumstances entirely outside the control of the Company. Accordingly, the cure mechanism is unclear and fails to adequately address violations of the independence standard under the Proposal as described above.

Because the Proposal would require the Chairman to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for the Company to cure a violation of the standard requested in the Proposal, the Company believes the Proposal may be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(6).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the Proposal is impermissibly vague and indefinite so as to be materially false and misleading, and pursuant to Rule 14a-8(i)(6), on the basis that the Company lacks the power or authority to implement the Proposal.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Jennifer C. McGarey, Corporate Vice President & Secretary, Northrop Grumman Corporation at Jennifer.Mcgarey@ngc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,



Meredith B. Cross

Enclosures

cc: John Chevedden
Jennifer C. McGarey

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Jennifer C. McGarey
Corporate Secretary
Northrop Grumman Corporation (NOC)
2980 Fairview Park Drive
Falls Church, VA 22042
PH: 703-280-2900
PH: 703-280-4011
FX: 310-553-2076
FX: 703-846-9616

Dear Ms. McGarey,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

*** FISMA & OMB Memorandum M-07-16 ***

[NOC: Rule 14a-8 Proposal, November 28, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for Northrop Grumman because of the excessive pay of $41 million for our Chairman/CEO Wesley Bush. Plus we had a former CEO as our Lead Director – Donald Felsinger, previously the CEO and Chairman of Sempra Energy. A former CEO in the role of a Lead Director may get some of the same criticisms as having a CEO on the executive pay committee. It is interesting that just before Mr. Felsinger left Sempra Energy as its Chairman and CEO that this topic received 55% support from Sempra shareholders.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Karl Krapek, a member of our executive pay and nomination committees, received by far the highest negative vote for a Northrop director in 2014. Mr. Krapek was negatively flagged by GMI Ratings, an independent investment research firm, for his involvement with the Visteon Corporation bankruptcy.

William Hernandez and Richard Myers were potentially overextended with director duties at 4 public companies. Mr. Hernandez was also a member of our audit committee which is the most demanding committee assignment. Mr. Myers, even at age 72, had director duties at 4 public companies.

GMI had additional issues with our executive pay besides the $41 million for Mr. Bush. Unvested equity pay partially or fully accelerate upon CEO termination. Accelerated equity vesting allowed executives to realize lucrative pay without necessarily having earned it through strong performance. Northrop had not disclosed specific, quantifiable performance objectives for our CEO. Our CEO's annual incentives did not rise or fall in line with annual financial performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

NORTHROP GRUMMAN

Northrop Grumman Corporation
Corporate Office

Office of the Corporate Secretary
2980 Fairview Park Drive
MailStop 12183A
Falls Church, VA 22042

December 1, 2014

VIA EMAIL FISMA & OMB Memorandum M-07-16 **AND FEDEX**

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Your Letter dated November 28, 2014
Regarding an Independent Board Chairman

Dear Mr. Chevedden:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have not provided Northrop Grumman Corporation (the "Company") with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If your respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,



Jennifer C. McGarey
Corporate Vice President and
Secretary

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NOC
Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▶
To Jennifer McGarvey | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 703-846-9616 | Fax #

December 4, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 25.000 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF), no fewer than 50.000 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 200.000 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100.000 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) and no fewer than 100.000 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD) since June 1, 2013 (in excess of eighteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14



EXHIBIT B

PRINCIPLES OF CORPORATE GOVERNANCE

I. Introduction

The primary responsibility of the Board of Directors (the "Board") of Northrop Grumman Corporation (the "Company") is to foster the long-term success of the Company, promoting the interests of stockholders. In accordance with this objective, the Board has adopted these Principles of Corporate Governance (these "Principles"), which reinforce the Company's values and provide for effective governance and responsible business practices. These Principles, together with the Company's Certificate of Incorporation and Bylaws and charters of the committees of the Board, provide an overall framework for the Company's governance.

The Board reviews these Principles at least annually to determine whether they should be modified in response to changed circumstances or legal or stock exchange requirements, or otherwise to be made more effective. Over the years, the Board has modified these Principles and will continue to do so if the directors believe that changes to these Principles will advance the interests of the Company's stockholders. These Principles can be found in their entirety on the Company's website (www.northropgrumman.com) and are available in print to any stockholder who requests them.

II. Board Responsibilities and Duties

A. Role of the Board

The day-to-day business and affairs of the Company are conducted by its officers and employees, under the direction of the chief executive officer (the "CEO") and the oversight of the Board. The Board is elected by the Company's stockholders to maximize value over the long-term by fulfilling the Board's decision-making and oversight responsibilities. In discharging these responsibilities, directors are encouraged and expected to ask questions of and raise issues with management as part of their thorough and careful oversight.

B. Director Responsibilities

In fulfilling their decision-making and oversight responsibilities, directors shall exercise their business judgment in a manner that they reasonably believe to be in the best interests of the Company and its stockholders and in a manner consistent with their fiduciary duties. The decision-making responsibilities of the Board (and its committees) include, but are not limited to, the following:

- Electing Directors to fill open Board positions between meetings of stockholders and evaluating offers of resignation from Directors;
- Determining proposals for stockholders vote and responses to stockholders proposals;
- Approving revisions to the Company's bylaws;
- Selecting the CEO and electing officers of the Company
- Reviewing and approving executive compensation; and
- Reviewing and approving significant corporate actions including but not limited to significant capital utilization decisions, setting the dividend, mergers and acquisitions, significant filings with the SEC, and other actions as may be determined by the Chairman or the lead director, or requested for Board consideration by the CEO, provided that the Board at its discretion may delegate certain decisions of this nature below established thresholds to the CEO.

The oversight responsibilities of the Board (and its committees) include, but are not limited to, the following:

- Oversight of the Company's long-term business strategies;
- Oversight of the Company's operations and performance;
- Oversight of major risks and risk management activities;
- Senior executive succession planning
- Oversight and evaluation of performance by management and the Board;
- Oversight of the Company's ethics and compliance programs;
- Providing advice and counsel to management.

Directors are expected to attend and participate in all meetings of the Board and of Board committees on which they serve and to spend the time needed to prepare for, and make informed decisions at, such meetings. It is expected that all directors will attend the annual meeting of stockholders.

III. Board Composition and Leadership

A. Independence of Directors

1. Independence Objective and Requirements — It is the objective of the Board that at least 75% of its members qualify as independent directors, with such independence determined (i) under applicable listing standards of the New York Stock Exchange (the "NYSE"), and ii) in accordance with the Company's categorical standards of independence set forth in clause 2 below. (Directors meeting such requirements are hereinafter referred to as "Independent Directors".)

The Board annually determines the independence of the directors based on a review by the directors and the Company's Governance Committee. In addition, the Independent Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their independence.

2. Categorical Standards of Independence — A director maybe found not to qualify as an Independent Director, if he or she:

- Has within the prior three years been a director, executive officer or trustee of a charitable organization that received annual contributions from the Company exceeding the greater of $1 million, or 2% of the charitable organization's annual gross revenues, where the gifts were not normal matching charitable gifts, did not go through normal corporate charitable donation approval processes or were made "on behalf of" a Company director;
- Has, or has an immediate family member who has, within the prior three years been employed by, a partner in or otherwise affiliated with any law firm or investment bank in which the director's or immediate family member's compensation was contingent on the services performed for the Company or in which the director or immediate family member personally performed services for the Company and the annual fees paid by the Company during the preceding fiscal year exceeded the greater of $1 million or 2% of the gross annual revenues of such firm; or
- Has or has an immediate family member who has, within the prior three years owned, either directly or indirectly as a partner, stockholder or officer of another company, more than 5% of the equity of an organization that has a material business relationship with (including significant purchasers of goods or services), or more than 5% ownership in, the Company.

For purposes of this section, "immediate family" shall have the meaning set forth in the NYSE listing standards.

B. Chairperson of the Board

The Company's Bylaws provide that the directors will designate a Chairperson from among its members. The Board believes that it is in the best interests of the Company and its stockholders for the Board to have the flexibility to determine the best director to serve as Chairperson of the Board based on relevant factors. The Chairperson presides at all meetings of the stockholders and the Board. The Chairperson shall interact directly with all members of the Board and provide for the Board effectively to fulfill its responsibilities.

C. Lead Independent Director

If the Chairperson is not an Independent Director, the Independent Directors shall designate from among them a Lead Independent Director. The duties of the Lead Independent Director include the following:

- Subject to Section 3.03 of the Company's Bylaws, preside at all meetings of the Board at which the Chairperson is not present, including executive sessions of the Independent Directors, and advise the Chairperson and CEO on decisions reached, and suggestions made, at executive sessions;
- Provide the Chairperson with input as to the preparation of the agendas of the Board and standing committee meetings, taking into account the requests of the other Board and committee members;
- Advise the Chairperson on and approve the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;
- Advise the Chairperson on and approve meeting agendas and the information sent to the Board;
- Interview, along with the Chairperson and the Chairperson of the Governance Committee, Board candidates to be put forth to the Board for election and make recommendations to the Governance Committee and the Board;
- Have the authority to call meetings of the Independent Directors;
- Serve as a liaison between the Chairperson and the Independent Directors; and
- If requested by major stockholders, ensure that he or she is available for consultation and direct communication.

D. Board Size and Selection Process

1. Board Size and Election — The size of the Board will be set in accordance with the Company's Certificate of Incorporation and Bylaws. Directors will be elected annually by the stockholders for a one-year term expiring at the annual meeting of stockholders following their election. Between annual meetings of stockholders, the Board has authority under the Company's Certificate of Incorporation and Bylaws to fill director vacancies and new director positions.

2. Evaluation of Nominees — Nominees for election will be evaluated by the Governance Committee. In evaluating potential candidates the Governance Committee shall consider the following criteria (which are re-assessed from time to time):

- High personal and professional integrity;
- Relevant educational and professional background and experience;
- Contributions to the diversity of the Board and fulfillment of the diversity objectives of the Company;
- Ability to contribute towards the Company's objectives;
- Willingness to apply for (including to submit to a background check) and ability to obtain and retain a top secret clearance; and
- Ability to represent the best interests of all stockholders.

3. Stockholder Nominees — Stockholders may recommend director candidates for consideration by the Governance Committee. Stockholder recommendations must be in writing and accompanied by a description of the proposed nominee's relevant biographical information and qualifications, how the nominee meets each of the criteria set forth above and an indication that the proposed nominee would consent to serving. The stockholder recommendation should be addressed to the Governance Committee in care of the Company's Corporate Secretary. The Governance Committee will evaluate candidates recommended by stockholders in the same manner as candidates identified through other means. Stockholders may also directly nominate Board candidates in accordance with the procedures set forth in the Company's Bylaws.

4. Board Nominees — The Board shall nominate for election as director only candidates who agree to tender, promptly following the annual meeting at which they are elected as director, resignations that will be effective upon (i) (A) the failure to receive the required vote at any future meeting at which they face re-election, (B) the failure to obtain a top secret security clearance within 12 months of election or appointment to the Board or (C) the failure to retain a top secret security clearance once obtained, and (ii) Board

acceptance of such resignation. In addition, the Board shall fill director vacancies and new director positions only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this clause 4. A resignation tendered in accordance with this clause 4(i)(A) must also provide that it may not be withdrawn unless the Board eliminates the Company's majority voting requirement in director elections (as further discussed in clause 5 below).

5. Effect of Failure to Receive Required Vote for Re-election or Failure to Obtain or Retain a Security Clearance — In accordance with the Company's Bylaws, if none of the Company stockholders provides the Company notice of an intention to nominate one or more candidates to compete with the Board's nominees in a director election, or if the stockholders have withdrawn all such nominations by the tenth day before the Company mails its notice of the annual meeting to stockholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Governance Committee will consider whether the Board should accept a director's resignation submitted under clause 4 above and will submit a recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Board will also request that all directors who are not Independent Directors abstain from participating in the decision regarding the resignation unless the Board determines that the participation of one or more of such directors is necessary under the circumstances. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a resignation, including, without limitation, (i) any harm to the Company that may result from accepting the resignation, (ii) the underlying reasons for the vote against the director (if applicable) and whether action in lieu of accepting the resignation would address those underlying reasons, and (iii) the reasons the director failed to obtain a top secret security clearance within 12 months of appointment or election or retain a top secret security clearance.

The Board will decide whether to accept or reject a resignation within 90 days following certification of the election results by the inspector of elections, or failure to obtain or retain a top security clearance, unless the Board determines that compelling circumstances require that the Board take additional time to consider the resignation. The Company will disclose the Board's decision (including, if applicable, the reasons for rejecting a resignation) in an SEC filing within four business days of such decision.

6. Change in Job Responsibilities

When a director's principal occupation or business associations change substantially during his or her tenure as a director, the Board expects that director to offer to tender his or her resignation for consideration by the Governance Committee and the Board. The Governance Committee will recommend to the Board the action, if any, to be taken with respect to the offer of resignation. Any director who is also an employee of the Company is required to submit his or her resignation for consideration by the Board to be effective at the time that he or she terminates his or her service with the Company.

E. Board Membership and External Relationships While the Company recognizes the importance of having directors with significant experience in other businesses and activities, directors are required to ensure that other commitments, including for example, other board memberships, employment, partnerships and consulting arrangements, do not interfere with their duties and responsibilities as members of the Company's Board.

Directors shall provide notice to the General Counsel prior to accepting an invitation to serve on the board of any other organization (publicly traded, for-profit or non-profit). The General Counsel will advise the Chairperson of the Governance Committee (or Chairperson of the Board, if notice is from the Chairperson of the Governance Committee). A Director should not accept service on such other board until being advised by the Chairperson of the Governance Committee (or Chairperson of the Board, as appropriate) that such engagement will not unacceptably create conflicts of interest or regulatory issues, conflict with Company policies, or otherwise interfere with the director's duties and responsibilities as a member of the Company's Board.

Directors shall also promptly inform the General Counsel if an actual or potential conflict of interest arises, or they are concerned that a conflict may arise or circumstances could otherwise interfere with their duties and responsibilities as a director. The General Counsel will consult with the Chairperson of the Governance Committee, Chairperson of the Board and/or Lead Independent Director, as appropriate. Directors shall seek to avoid even an appearance of a conflict of interest. Directors shall recuse themselves from any discussion or decision that will or could reasonably be expected to affect their personal, business or professional interests.

Directors should not serve on more than three other boards of publicly traded companies in addition to the Company's Board without the written exception from the Chairperson of the Governance Committee (or Chairperson of the Board, as appropriate). A director who is a full-time employee of the Company may not serve on the board of more than two other public companies unless approved by the Board. Directors who are full-time employees of the Company must obtain the approval of the Governance Committee prior to accepting an invitation to serve on the board of any other public company, for-profit company or non-profit organization.

F. Retirement Policy

The Company has a retirement policy whereby a director will retire at or before the annual meeting following his or her 72nd birthday; unless the Board of Directors determines, based on special circumstances, that it is in the Company's best interest to request that the director serve beyond such date.

IV. Board Operations and Meetings

A. Board Committees

The Board has established the following four standing committees to assist it in effectively discharging its responsibilities: Audit Committee, Compensation Committee, Governance Committee and Policy Committee. Each of the four standing committees consists solely of Independent Directors. The membership of these committees is usually determined at the organizational meeting of the Board held in conjunction with the annual meeting of stockholders.

The Board, with recommendations from the Governance Committee, appoints the members and chairperson of the committees. These appointments are based on the skills, experience and other qualities of each individual director in relation to the requirements of the particular committee. Committee membership is reviewed annually and members are rotated as appropriate. Each standing committee has its own charter which sets forth the purposes, goals and responsibilities of the committee and is reviewed annually. The charters are published on the Company's website.

The Board may, from time to time, establish and maintain additional standing or ad hoc committees as it deems appropriate.

Other Board members may attend the Committee meetings at the invitation of the Committee Chairperson.

B. Board and Committee Meetings and Telephonic Attendance

The Board periodically holds meetings at Company locations other than the Company's corporate office to provide the directors with an in-depth review of the business at that location, a first-hand view of operations and an opportunity to interact with local management.

Committee meetings are held in accordance with each committee's charter. Committee chairpersons report to the Board on the items discussed and actions taken at meetings held since the last Committee report to the Board. The Chairperson will decide whether telephonic attendance at regular Board meetings is permissible because of special or extenuating circumstances. Similarly, with respect to committee meetings, the chairperson of the committee shall determine whether telephonic attendance is permissible.

On an annual basis, the Board holds an extended meeting to review the Company's long-term strategy. In addition, at least annually the Chairperson shall provide the Board with a schedule of the expected major agenda topics for the upcoming year.

C. Executive Sessions

The Board meets in executive session (with the directors only and with the Independent Directors only) following each in-person Board meeting and on other occasions as needed. The non-executive Chairperson or the Lead Independent Director presides over the executive sessions of the Independent Directors. The Audit Committee regularly meets in executive session with management and the independent auditor. The Compensation Committee also meets in executive session on a regular basis. All other committees are given the opportunity to meet in executive session as they deem necessary.

D. Board and Committee Meeting Agendas

The Chairperson, in consultation with the Lead Independent Director, if any, and committee chairpersons, will establish the agenda for each Board meeting. Any other member of the Board is free to suggest the addition of any other item(s). The chairpersons of the committees will coordinate committee meeting agendas with appropriate members of management. Other committee members are free to suggest additional agenda items.

Materials and information relevant to each meeting of the Board or committee will be distributed in advance of the meeting to the extent appropriate.

E. Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of all proprietary, privileged or otherwise protected information obtained in connection with his or her service as a director.

F. Director Access to Management and Outside Advisors

The Company will provide each director with access to the management and employees of the Company. However, the directors shall not give direction to management, other than through the CEO. The Board shall also have access to outside advisors and shall at its discretion retain independent outside advisors at the Company's expense.

The Board should be entitled to rely on the honesty and integrity of the Company's senior management and its outside advisors and auditors.

G. Board Communication with Stakeholders and the Media

The Board recognizes that the long-term interests of the Company and its stockholders are advanced when they take into account the concerns of interested third-parties or stakeholders, including employees, customers, business partners, local communities, government officials and the public at large. It is the policy of the Company that it speaks with a single voice. The CEO is responsible for establishing effective communications with the Company's stakeholders. Individual Board members should avoid making public comments or communicating with the press, securities market professionals, shareholders (excepted as provided for in III(C)) or other security holders concerning matters involving the Company without the prior authorization of the CEO.

Any interested person may communicate with any of the directors or the Board as a group through the Corporate Secretary by writing to the following address: Office of the Corporate Secretary, Northrop Grumman Corporation, 2980 Fairview Park Drive, Falls Church, VA 22042. The Corporate Secretary will forward correspondence to the director or directors to whom it is addressed, except for job inquiries, surveys, business solicitations or advertisements and other inappropriate material. The Corporate Secretary may also forward certain correspondence elsewhere within the Company for review and possible response.

V. Director Common Stock Ownership and Compensation

A. Director Common Stock Ownership

To encourage directors to have a direct and material investment in shares of common stock of the Company, each year directors who are not employees defer a portion of their annual retainer in the form of deferred stock units that are placed in a deferred stock unit account. The deferred stock is distributed to the director upon termination of his or her service on the Board, or earlier, as specified by the director, after he or she has completed five years of service on the Board of Directors. Each director may also elect to defer payment of all or a portion of his or her remaining annual cash retainer and other annual committee retainer fees into a deferred stock unit account. All directors are required to own common stock of the Company in an amount equal to five times the annual cash retainer, with such ownership to be achieved within five years of the later of (i) May 18, 2011 or (ii) the director's election to the Board. Deferred stock units and Company stock owned outright by the director will count towards that requirement.

B. Director Compensation

The Compensation Committee reviews and recommends to the Board non-employee director compensation. The Compensation Committee consults with outside advisors to design a compensation package that is appropriate for attracting quality individuals to serve on the Board.

C. Director Trading and Hedging Restrictions

Under the Company's Insider Trading Policy, directors and officers (1) are prohibited from trading in Company securities while aware of material, nonpublic information about the Company; (2) must obtain permission from the Corporate Secretary prior to trading in Company securities; (3) may only trade during an "open window" period; and (4) are prohibited from engaging in hedging transactions with respect to any of their Company stock or pledging any of their Company stock.

VI. Leadership Evaluation and Development

A. CEO Performance Evaluation

The Compensation Committee evaluates the performance of the CEO on an annual basis based on a specific set of performance goals and objectives and reports its results to the Independent Directors for final determinations. The Compensation Committee shall propose the CEO's compensation based on such evaluation and shall recommend the CEO's compensation to the Independent Directors for approval.

B. Succession Planning

Senior members of management are invited to make presentations to the Board or committees to provide management insight into items being discussed by the Board or committees and to bring managers with high potential into contact with the Board. In addition, pursuant to part IV.F above, Board members always have access to other members of management and employees of the Company.

The Board believes that providing for continuity of leadership is critical to the success of the Company. Therefore, processes are in place:

- Annually to evaluate the CEO based on a specific set of performance goals and objectives;
- For the CEO annually to provide the Compensation Committee with a review of succession plans and assessment of persons considered potential successors to senior management positions and report and discuss the results of these reviews with the Board; and
- To support continuity of top leadership and CEO succession, including through annual reports to the Board by the Compensation Committee.

C. Director Orientation and Continuing Education

All new directors receive an orientation, which is individually designed for each director taking into account his or her experience, background, education and Board committee assignments. This orientation includes one-on-one meetings with senior management and written materials on the Company and its products and operations. Directors are also encouraged periodically to attend, at the Company's expense, director continuing education programs.

D. Annual Self-Evaluation by the Board and Committees

The Governance Committee will oversee an annual self-evaluation of the Board and its Committees. The Board will consider how the Board has operated and performed. The Lead Independent Director or the Chairperson will also meet with each director on an individual basis to discuss an assessment of their individual and Board performance. Each Committee will also conduct an annual self-evaluation.

VII. Integrity of the Board and Management

A. Standards of Business Conduct and Company Policies

Ethics, values and compliance are central to the Company's identity and performance. The Board requires all directors, officers, employees and representatives to act with integrity and to maintain high ethical standards at all times.

The Company has adopted Standards of Business Conduct and various policies that apply to all directors, officers, employees, consultants, agents, contract labor and others who represent the Company. Directors are required to comply with the Standards of Business Conduct and all other applicable Company policies. The Standards of Business Conduct are available on the Company's website.

B. Related Party Transactions

The Board has adopted a policy that requires that any transaction between the Company and any "related person" that is in excess of $120,000 and in which the related person had, has or will have a direct or indirect material interest be disclosed to the Company's Office of Corporate Secretary and the Governance Committee. (A "related person" is a director, executive officer, director nominee, any beneficial holder of greater than 5% of any class of Company securities and any member of the immediate family of the aforementioned persons.) The Governance Committee will review the transaction and if it determines that transaction is in the best interests of the Company and its stockholders, it may recommend it for approval and ratification by the Board.

As amended September 17, 2014.